UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Press release dated July 30, 2013 entitled “Nortel Inversora S.A. Announces Consolidated First Half Results for the Fiscal Year Ending December 31, 2013”

Item 1

Nortel Inversora S.A. Announces Consolidated First Half Results for the Fiscal Year Ending December 31, 2013

BUENOS AIRES, Argentina, July 30, 2013 /PRNewswire/ — Nortel Inversora S.A. (NYSE: NTL), whose sole substantial activity is owning 54.741682% of the stock of Telecom Argentina S.A. (“Telecom”) informs that during the second quarter of 2013 Telecom have purchased 3,273,182 of its own stock. As a result, the political and economic rights of Nortel were increased to 54.9243% of the outstanding shares of Telecom as of June 30, 2013. Nortel announces consolidated income of AR$. 1.468 million for the six-month period ending on June 30 of fiscal year 2013, of which AR$. 789 million correspond to Nortel as controlling Company. Please note that the only source of cash resources of the Company are the dividends and other distributions received from Telecom.

Relevant matters

The Annual and Extraordinary General Stockholders’ Meeting held on April 26, 2013 approved, among others matters:

•	The Annual Report and Financials Statements as of December 31, 2012

•

To create a Special Reserve resulting from the Adoption of the IFRS of AR$ 204 million and to allocate an amount of AR$1.466 million to the already existing Voluntary Reserve for the Future Distribution of Dividends, authorizing the Board of Directors to approve the timing and amounts to be deducted –and their subsequent distribution- from the Voluntary Reserve for the Future Distribution of Dividends, taking into account Nortel’s future liquidity.

(Financial Tables below)

SIX MONTH PERIOD OF FISCAL YEAR ENDING DECEMBER 31, 2013

(in millions of Argentine pesos)

Consolidated Income Statement	June 2013	June 2012

Total revenues and other income	12,726	10,389
Operating costs	(10,673)	(8,514)

Operating Income	2,053	1,875
Financial results, net	214	69

Net income before income tax expenses	2,267	1,944
Income tax expense	(799)	(701)

Net income	1,468	1,243

Other comprehensive income	29	21

Total comprehensive income for the period	1,497	1,264

Consolidated Balance Sheet	June 2013	June 2012

Current assets	8,989	7,000
Non-current assets	11,092	10,826

Total assets	20,081	17,826

Current liabilities	6,808	5,895
Non-current liabilities	1,729	1,768

Total liabilities	8,537	7,663

Equity attributable to owners of the parent	6,231	5,457
Noncontrolling interest	5,313	4,706

Total equity	11,544	10,163

Total liabilities and equity	20,081	17,826

Ratios

Liquidity (a)	1.32	1.19
Indebtedness (b)	0.74	0.75

(a)	Current assets to current liabilities
(b)	Total liabilities to shareholders’ equity.

CONTACT: Maria Blanco, Nortel Inversora S.A. (5411) 4968-3630

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	July 30, 2013	By:	/s/ María Blanco Salgado
			Name:	Maria Blanco Salgado
			Title:	Officer in Charge of Market Relations